February 11, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:	Mark P. Shuman
Michael Johnson
Morgan Youngwood
Stephen Krikorian

Re:	Cornerstone OnDemand, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 16, 2010
File No. 333-169621

Ladies and Gentlemen:

On behalf of Cornerstone OnDemand, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 5, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-169621) (the “Registration Statement”) originally filed with the Commission on September 29, 2010 and as amended November 9, 2010, November 15, 2010, and December 16, 2010.

The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”).  For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 4.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Securities and Exchange Commission
February 11, 2011

General

1.
We are in receipt of your confidential treatment request, CF Control #26033.  Comments with respect to the application will be provided promptly in a separate letter, and must be resolved prior to the desired effective date.

The Company acknowledges the Staff’s comment.  The Company advises the Staff that on February 7, 2011, the Company delivered a letter to the Staff with the Company’s responses to the Staff's comments to the Company’s confidential treatment request received on January 18, 2011, along with a revised confidential treatment request.

Executive Compensation, page 102

General

2.
With your next amendment, please update this section to add information for the year ended December 31, 2010 and note that we will need sufficient time to review all changes prior to any desired effectiveness date.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 – 124 of Amendment No. 4 to add information for the year ended December 31, 2010.

Principal and Selling Stockholders, page 135

3.
Please clarify whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.  For selling shareholders that are broker-dealers of affiliates thereof, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company advises the Staff that, based on representations it has received from the selling stockholders, none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer except as disclosed below:

•
Aon Consulting, Inc.’s ultimate parent company, Aon Corporation, indirectly owns Aon Benfield Securities, Inc., Hewitt Financial Services LLC and Ennis Knupp Secondary Market Services, LLC, each of which is a registered broker-dealer.

•
Comerica Ventures Incorporated’s ultimate parent company, Comerica Incorporated, indirectly owns Comerica Securities, Inc. and Comerica Capital Markets Corporation, each of which is a registered broker-dealer.

•
The trustee of the Ilan Kaufthal 2010 GRAT, Ilan Kaufthal, is a registered-broker dealer in his individual capacity and is the non-executive chairman of East Wind Advisors, which is also a registered broker-dealer.

Securities and Exchange Commission
February 11, 2011

•	ORIX Venture Finance LLC’s ultimate parent company, ORIX Corporation, owns a majority interest in Houlihan Lokey Howard & Zukin Capital, Inc. which is a registered broker-dealer.

Each of the selling stockholders has represented in writing to us that it purchased or acquired the securities in the ordinary course of business and that at the time of the purchase or acquisition of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities.

* * * * *

Securities and Exchange Commission
February 11, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 4 to Herbert P. Fockler or me at (650) 493-9300.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Enclosures

cc (w/encl.):	Adam L. Miller
Perry A. Wallack
Cornerstone OnDemand, Inc.

Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman, Esq.
Latham & Watkins LLP

Kelvin M. Farrow
Christian D. Jester
PricewaterhouseCoopers LLP